UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)
                               (Amendment No. )(1)

                                    a21, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   002184 10 9
--------------------------------------------------------------------------------
                                 (CUSIP number)

StarVest Management Inc.                      Ropes & Gray LLP
750 Lexington Avenue, 15th Floor              45 Rockefeller Plaza
New York, New York  10022                     New York, New York  10111
(212)  863-2511                               (212) 841-5700
Attention:  Robert E. Kelly                   Attention:  Merrill A. Ulmer, Esq.

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 27, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |X|

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

------------------------------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 002184 10 9                                          Page 2 of 5 Pages

------------------------------------------------------------------------------
1)  Name of Reporting Person                   StarVest Partners, L.P.
    I.R.S. Identification
    No. of Above Person
    (Entities Only)
------------------------------------------------------------------------------
2)  Check the Appropriate Box                  (a) [ ]
    if a Member of a Group                     (b) [X]
------------------------------------------------------------------------------
3)  SEC Use Only
------------------------------------------------------------------------------
4)  Source of Funds                            WC
------------------------------------------------------------------------------
5)  Check if Disclosure of
    Legal Proceedings is
    Required Pursuant to
    Items 2(d) or 2(e)
------------------------------------------------------------------------------
6)  Citizenship or Place
    of Organization                            Delaware
------------------------------------------------------------------------------
Number of              7)   Sole Voting        17,115,385 shares of
Shares Beneficially         Power              Common Stock
Owned by Each          -------------------------------------------------------
Reporting Person       8)   Shared Voting
With                        Power
                       -------------------------------------------------------
                       9)   Sole               17,115,385 shares of
                            Dispositive        Common Stock
                            Power

                       -------------------------------------------------------
                       10)  Shared
                            Dispositive
                            Power
                       -------------------------------------------------------

11) Aggregate Amount Beneficially        17,115,385 shares
    Owned by Each Reporting person       of Common Stock

------------------------------------------------------------------------------
12) Check if the Aggregate
    Amount in Row (11)
    Excludes Certain Shares
------------------------------------------------------------------------------
13) Percent of Class
    Represented by                       22.1%
    Amount in Row (11)
------------------------------------------------------------------------------
12) Type of Reporting Person             PN

CUSIP No. 002184 10 9                                          Page 3 of 5 Pages

                                  Schedule 13D

Item 1.  SECURITY AND ISSUER

     This statement relates to the Common Stock, $.001 par value ("Common Stock"), of a21, Inc., a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7660 Centurion Parkway, Jacksonville, Florida 32256.

Item 2.  IDENTITY AND BACKGROUND

     (a) This statement on Schedule 13D is filed on behalf of StarVest Partners, L.P., a Delaware limited partnership ("StarVest" or the "Reporting Person").

     (b)-(c) StarVest is a Delaware limited partnership. The principal business of StarVest is that of a private investment partnership. The general partner of StarVest is StarVest Associates LLC, a Delaware limited liability company ("StarVest Associates"). The principal business of StarVest Associates is that of acting as the general partner of StarVest. The principal business and principal office address of StarVest, StarVest Associates and the managing members of StarVest Associates is 750 Lexington Avenue, 15th Floor, New York, NY 10022. The managing members of StarVest Associates are Deborah H. Farrington, Laura B. Sachar and Jeanne M. Sullivan, who are citizens of the United States.

     (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On April 27, 2006, in a private placement by the Issuer, the Reporting Person purchased $3,000,000 of 5% Senior Secured Convertible Notes ("Notes") pursuant to a Securities Purchase Agreement by and among the Issuer and the other parties named therein, including the Reporting Person (the Note Purchase Agreement"). The Note Purchase Agreement is incorporated herein as Exhibit A by reference to Exhibit 10.1 to the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2006 (the "8-K"), and any description thereof is qualified in its entirety by reference thereto. The Notes are convertible into Common Stock at a conversion price of $.65 per share, at the option of the holder thereof, although pursuant to the terms of the Notes automatic conversion may be required under certain circumstances. The Form of
Note is incorporated herein as Exhibit B by reference to Exhibit 4.1 to the 8-K, and any description thereof is qualified in its entirety by reference thereto.

Item 4.  PURPOSE OF TRANSACTION

     The Reporting Person acquired the securities of the Issuer for investment purposes. At the Issuer's next annual meeting of stockholders, Laura B. Sachar will be nominated for a seat on the Issuer's Board of Directors.

     Except as otherwise described in this statement, the Reporting Person does not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

CUSIP No. 002184 10 9                                          Page 4 of 5 Pages

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The Reporting Person beneficially owns 17,115,385 shares of Common Stock, or approximately 22.1% of the Common Stock outstanding. This calculation is based on a total of 77,568,169 shares of Common Stock outstanding as of May 8, 2006, as reported in the Issuer's Report on Form 10-KSB filed with the Securities and Exchange Commission on May 15, 2006, and gives effect to the conversion of all of the Notes held by the Reporting Person.

     (b) The managing members of StarVest Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by StarVest. Each of the managing members of StarVest Associates disclaims beneficial ownership of all securities other than those she may own directly or by virtue of her indirect pecuniary interest in the securities owned by StarVest.

     (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the securities of the Issuer in the past 60 days.

     (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by the Reporting Person.

     (e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the Note Purchase Agreement, the Issuer also entered into a Registration Rights Agreement dated April 27, 2006 with Queequeg Partners, L.P., as agent for the purchasers of the Notes, including the Reporting Person (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, if the Securities and Exchange Commission has not declared effective a registration statement covering the Common Stock into which the Notes are convertible by January 22, 2007, the Issuer will be required to pay certain liquidated damages to the holders of the Notes. The Registration Rights Agreement is incorporated herein as Exhibit C by reference to Exhibit 4.2 to the 8-K, and any description thereof is qualified in its entirety by reference thereto.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A - Note Purchase Agreement (The Note Purchase Agreement was filed as Exhibit 10.1 to the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2006, and is incorporated herein by reference.)

     Exhibit B - Form of Note (The Form of Note was filed as Exhibit 4.1 to the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2006, and is incorporated herein by reference.)

     Exhibit C - Registration Rights Agreement (The Registration Rights Agreement was filed as Exhibit 4.2 to the Issuer's Report on Form 8-K filed with the Securities and Exchange Commission on May 3, 2006, and is incorporated herein by reference.)

CUSIP No. 002184 10 9                                          Page 5 of 5 Pages

                                    Signature

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  May 23, 2006

                                       STARVEST  PARTNERS, L.P.

                                       By:  StarVest Associates LLC,
                                            General Partner


                                       By:/s/ Deborah A. Farrington
                                       ------------------------------
                                       Name:  Deborah A. Farrington
                                       Title: Managing Member